Contact

www.linkedin.com/in/bill-winn-a714156 (LinkedIn)

www.liveconcertstagesound.com (Company)

Top Skills

Audio Engineering

Audio Post Production

Production Management

Bill Winn

Executive In Charge of Production and Grammy voting member

Salem, Massachusetts, United States

Experience

International Jazz Day

Executive in Charge of Production

January 2012 - Present (12 years 3 months)

Washington D.C. Metro Area

Keep an eye on all the moving parts! The United Nations has designated April 30 as International Jazz Day. Since the initial celebration in 2012 in the General Assembly Hall of the UN in New York, we have celebrated this great day annually on April 30 with shows in Istanbul, Osaka & Paris. In 2016 the Celebration, came back to the US, with the celebration being hosted at the White House by President Obama. We shipped full production to Havana, Cuba in 2017, traveled to St Petersburg, Russia in 2018, then on to Melbourne, Australia in 2019. COVID-19 has for the moment postponed the event we had planned for 2020 in Cape Town, South Africa. https://jazzday.com

Thelonious Monk/ Herbie Hancock Inst of Jazz

Executive in Charge of Production

1986 - Present (38 years)

Washington, District of Columbia, United States

One of the most respected music-related organizations in the world ...
Herbie Hancock, & Wayne Shorter sit on the board ... Billy D Williams
Stevie Wonder & Aretha Franklin regular music contributors

Boston Summer Arts Festival

Production Manager

July 2012 - Present (11 years 9 months)

Production Manager for the three day Music festival in Boston's Copley Sq Plaza
Some of the 2014 acts include: Emmy Lou Harris & Rodney Crowell, Aaron Neville,
Some of 2013 acts include: Dr John, Angelique Kidjo, Alison Krauss
Some of 2012 acts include: Del McCoury, Sierra Hull, Suzanne Vega, Irma Thomas

Festivals DC, LTD
Producer Audio
2004 - Present (20 years)

We just finished 10 GREAT days in DC .... 10 days at the Hamilton the best place to see Jazz in the DC Metro area. The Bohemian Caverns the COOLIST place to hear Jazz in the DC Metro area AND
Kastles Tennis Stadium the LOUDEST place to HEAR the Roots ...

bill winn audio
Owner
1992 - Present (32 years)
Salem, Ma

Selected Recording Discography: Major Label recordings:
Verve Records: Herbie Hancock & Joni Mitchell "River"
"DEFINITIVE HERBIE HANCOCK" 2009 & "Space Captain" "THE IMAGINE PROJECT" 2010,
& ROY HAYNES TRIO 2000
Phillips Records: Andre Previn & Sylvia McNair "A FINE ROMANCE" 1997, Andre Previn " ELLINGTON SONGBOOK" 1998,
JESSYE NORMAND & MICHEL LEGRAND 1999

Childsplay.org
Recording Engineer
December 2009 - Present (14 years 4 months)

Recorded and mixed 3 CD's "Heaven & Earth, Waiting for the Dawn" & the latest "As the Crow Flies"
Also produced and directed the video "Fiddlers, Fiddles & Fiddlemaker"

Revels, Inc.
Sound designer and mixer
2000 - Present (24 years)

Just Finished the latest CD "The Road to Compostela" heading to the great download
spot in the clouds ...

Hancock Music recording of "Space Captain" Herbie Hancock, Derek Trucks & Susan Tedeschi
Recording Engineer
2010 - 2011 (1 year)

Tracking this recording at Derek & Susan's studio with Bobby Tis. Selecting the Mic's and positioning of the Band in this "one room" recording was challenging and fun.

Herbie Hancock
Production Manager FOH mixer
2002 - 2011 (9 years)

All logistics of the production side. As we had a 9' Faziloi piano with making sure this amazing musical instrument was safe and sound every day.

Berklee College of Music
5 years

Assistant Professor MP&E
2000 - 2005 (5 years)

Taught many different courses in the MP&E department of Berklee.
Also worked on the Development of the first digital audio course offered at Berklee with Jeff Baust Phd and Jeff Largent

Asst Professor
2000 - 2005 (5 years)

Wilkins Management
Tour Manager David Sanchez & Harry Connick Jr
2003 - 2004 (1 year)

Soundmirror
engineer
1993 - 2000 (7 years)

Learned the correct process of recording orchestral music from John Newton.
Also learned digital audio concepts from a guy that was in the room when Phillips and Sony developed the compact disc John Newton

MSI
engineer
1982 - 1987 (5 years)

Education

Springfield College
Physical Education · (1970 - 1975)